UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

	1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

	2.	Name of fund: Macquarie Global Infrastructure Total Return Fund Inc. (the “Fund”)

	3.	Securities and Exchange Commission File No.: 811-21765

	4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

	5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Independence, 610 Market Street, Philadelphia, PA 19106-2354

	6.	Name, address, and telephone number of an individual the Commission staff should contact with any questions regarding this form:

Jonathan Kopcsik
Taylor Brody
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018
(215) 564-8099 jkopcsik@stradley.com
(215) 564-8071 ebrody@stradley.com

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Delaware Management Company (“DMC”)
100 Independence
610 Market Street
Philadelphia, PA 19106-2354
(800) 523-1918

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ] Open-end [X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Delaware Management Company
100 Independence
610 Market Street
Philadelphia, PA 19106-2354

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Delaware Distributors, L.P.
100 Independence
610 Market Street
Philadelphia, PA 19106-2354

	13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

	14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-________

Business Address:

	15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place:

August 11, 2022

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place:

November 9, 2022

If No, explain:

II.	Distributions to Shareholders

	16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ] Yes [X] No

(a) If Yes, list the date(s) on which the fund made those distributions:

	(b)	Were the distributions made on the basis of net assets?

[ ] Yes [ ] No

	(c)	Were the distributions made pro rata based on share ownership?

[ ] Yes [ ] No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:
Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [X] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[ ] Yes [X] No

The Fund did not distribute its assets to Fund shareholders but rather transferred its assets to abrdn Global Infrastructure Income Fund (the “Acquiring Fund”) effective as of March 10, 2023. In the transfer of assets, shareholders of the Fund received an amount of Acquiring Fund shares with a net asset value equal to the aggregate net asset value of their holdings of the Fund shares, as determined at the close of business on March 10, 2023. Furthermore, Fund shareholders received Acquiring Fund shares on a pro rata basis in accordance with the related Agreement and Plan of Reorganization.

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed?

Zero.

	(b)	Describe the relationship of each remaining shareholder to the fund:

N/A

	19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

	20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

	21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

	22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $450,871

(ii) Accounting expenses: $23,808

(iii) Other expenses (list and identify separately):

• Proxy-related expenses: $573,262
• Insurance: $157,498
• Leverage Termination: $18,355

(iv) Total expenses (sum of lines (i)-(iii) above): $1,223,794

(b) How were those expenses allocated?

Expenses incurred in connection with the Reorganization were borne by abrdn Inc. and Aberdeen Asset Managers Limited (investment adviser to the Acquiring Fund) and their affiliates and DMC and its affiliates. To the extent transaction expenses (including brokerage commissions, transaction charges and related fees) associated with the sales and purchases made in connection to portfolio transitioning incurred prior to the Reorganization were incurred by the Fund. To the extent transaction expenses (including brokerage commissions, transaction charges and related fees) associated with the sales and purchases made in connection to portfolio transitioning incurred after the Reorganization were borne by the Combined Fund.

(c) Who paid those expenses?

The expenses were paid as described in Item 22(b) above.

(d) How did the fund pay for unamortized expenses (if any)? N/A

	23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

	24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

	25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

	26.	(a) State the name of the fund surviving the Merger:

abrdn Global Infrastructure Income Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-23490

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Reorganization was filed with the Commission as an Exhibit of a Post Effective Amendment on March 17, 2023 for File No. 333-266798.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Macquarie Global Infrastructure Total Return Fund Inc., (ii) he or she is the Secretary of Macquarie Global Infrastructure Total Return Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Emilia P. Wang
Name:	Emilia P. Wang
Date:	October 22, 2024